UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

THE CHILDREN’S INTERNET, INC.
(Exact name of registrant as specified in charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

000-29611 (Commission File Number)		20-1290331 (IRS Employer Identification No.)
9701 Fair Oaks Blvd. Second Floor Fair Oaks, CA 95628 (Address of Principal Executive Offices and zip code)

(916) 965-5300
(Registrant's telephone
number, including area code)

N/A
(Former name or former address, if changed since last report)

November 6, 2008

THE CHILDREN’S INTERNET, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of November 6, 2008, of the outstanding shares of common stock, par value $0.001 (the “Common Stock”) of The Children’s Internet, Inc., a Nevada corporation (“TCI” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. On October 29, 2008, TCI and its individual directors entered into a Control Agreement (the “Control Agreement”) with The Children’s Internet Holding Company, LLC, a Delaware Limited liability company (“TCIH”). Pursuant to the Control Agreement (i) TCIH’s Managing Member Richard J. Lewis III was appointed to the Board of Directors of TCI (the “Board”) to fill an existing vacancy and (ii) each other director irrevocably tendered his resignation to TCI effective on the expiration of the 10-day period beginning on the date this Information Statement is filed with the Securities and Exchange Commission (the “Commission”) and transmitted to all TCI stockholders of record (the “Rule 14f-1 Period”) and (iii) Mr. Lewis appointed Ronald Bender and Richard Kwiecinski to the Board to fill two of the vacancies created by such resignations, also effective on the expiration of the Rule 14f-1 Period. The Control Agreement is included as Exhibit 1.1 to TCI’s Current Report on Form 8-K dated October 29, 2008, and filed with the Commission on November 4, 2008.

Although no current definitive agreement is in place, TCIH has been negotiating with TCI to acquire a controlling interest in TCI and expects to enter into a merger agreement with TCI that will be submitted to the stockholders of TCI for approval at a meeting of the stockholders. TCI also intends to formally elect directors at such meeting.

Additional information about Messrs. Lewis, Bender and Kwiecinski is set forth below.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of TCI in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to TCI’ stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of TCI’ directors occurs (otherwise than at a meeting of TCI’ stockholders). Accordingly, the change in a majority of TCI directors described above will not be effective until 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to TCI’ stockholders of record on or about November 7, 2008.

POSSIBLE CHANGE IN CONTROL TRANSACTION

On October 19, 2007, TCIH entered into a Definitive Stock Purchase Agreement with TCI and certain other parties pursuant to which TCIH would have acquired a controlling interest in TCI (the “DSPA”). That agreement was amended several times and finally terminated on May 9, 2008. Since the termination date, TCIH and TCI have on occasion engaged in negotiations regarding a potential transaction under which TCIH equity holders would acquire a controlling interest in TCI through a merger of the two parties.

Although no current definitive agreement is in place, TCI expects to continue to negotiate a merger agreement with TCI that will be submitted to the stockholders of TCI for approval. TCI believes that due to the entry of Final Judgment in the case captioned Securities and Exchange Commission v. The Children’s Internet et. al. (Case No. C-06-6003-CW, U.S. District Court, Northern District of California) on October 23, 2008 (the “Final Judgment”), the most significant impediment to concluding an agreement has been eliminated. The proposed terms of any such merger agreement have yet to be determined.

VOTING SECURITIES

TCI’s Common Stock is the only class of voting securities outstanding. There are currently 31,373,738 shares of Common Stock outstanding (including 14,040,988 shares formerly held by Shadrack Films, Inc. now held in a brokerage account pursuant to the Final Judgment (the “Shadrack Shares”) and 4,500,000 shares held in an escrow account to secure the obligations of the parties under the DSPA. Pursuant to the Final Judgment, the Shadrack Shares are deemed outstanding for purposes of determining a quorum but are not permitted to vote on any matter submitted to TCI’s stockholders for voting. Thus, the number of shares of Common Stock entitled to vote on any matter submitted to TCI’s stockholders for voting is 12,832,750. The Shadrack Shares may be cancelled, distributed or otherwise disposed of by TCI’s Board only with the consent of the U.S. District Court, Northern District of California.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names, positions and ages of the current executive officers and directors of TCI. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by TCI to become a director or executive officer.

Name	Age	Position
Richard J. Lewis, III	54	Chief Executive Officer, Chief Financial Officer, Secretary and Director
Tyler Wheeler	37	Director
Jamshid Ghosseiri	68	Director
Roger Campos, Esq.	61	Director

Richard J. Lewis III was appointed a director and Chief Executive Officer, Chief Financial officer, Secretary and a director of TCI on October 29, 2008. Mr. Lewis served as TCI’s Acting Chief Executive Officer and Acting Chief Financial Officer from October 2007 to May 9, 2008. Since May 2007 Mr. Lewis has been the Managing Member of TCIH. From 1996 to June 2006, Mr. Lewis was Chief Executive Officer of EcoTechnology, Inc., a waste-to-energy emerging growth company, where he oversaw the funding, construction and installation of the world’s first municipal gasification plant in the wastewater treatment industry, located at Philadelphia, Pennsylvania. From 1985 to 1996, Mr. Lewis practiced public finance law in California, including service with the law firms Mudge Rose Guthrie Alexander & Ferdon and Whitman Breed Abbott & Morgan. Mr. Lewis graduated from the University of Wisconsin in 1979 and the University of the Pacific, McGeorge School of Law in 1985.

Tyler Wheeler has been TCI’s Chief Software Architect and a director since August 2002. Mr. Wheeler also served as TCI’s Chief Executive Officer from May 9, 2008 to October 29, 2008. From January 1996 to August 2002, Mr. Wheeler served as Vice President of Technology at Two Dog Net, Inc., an information technology consulting firm. From 1993 to January 1996, Mr. Wheeler co-founded Integrative Systems, Inc., a hardware and software computer company, and from 1989 to 1993, he co-founded Micro Tech Systems. Mr. Wheeler completed a B.A. in Finance and Business Law at California State University, Fresno in 1996.

Jamshid Ghosseiri has been a director since August 2002 and was Secretary of TCI from January 2003 to October 29, 2008. From January 1989 through the present, Mr. Ghosseiri has been employed by the Microbiology Department at Mt. Diablo Medical Center. Mr. Ghosseiri has over 36 years of experience in the field of clinical microbiology and research in infectious diseases. He received a B.S. from San Jose State University in 1966 and completed his Post Graduate Studies in Infectious Diseases at Stanford University in 1969.

Roger Campos, Esq. has been a director since August 2002. From February 2002 through the present, Mr. Campos has served as President and CEO of the Minority Business Roundtable, a national membership organization, based in Washington DC, for CEOs of the nation’s largest minority-owned companies. From January 2000 to February 2002, Mr. Campos was Executive Director of the Minority Business Roundtable. From January 1997 to January 2000, he served as Vice President of government relations for the Hispanic Association of Colleges and Universities. Mr. Campos provides consulting services in the areas of contracting, marketing, and business transactions. Mr. Campos received his B.A. in 1969 from the University of California at Santa Barbara and received his J.D. degree in June 1972 from the United States International University (San Diego, CA)

Committees of the Board of Directors

Audit Committee. TCI is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. TCI does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, TCI's Board is deemed to be its audit committee. TCI's Board has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Other Committees. There are currently no other committees of the TCI Board.

Code of Ethics

On March 20, 2003, the Board adopted a written Code of Ethics designed to deter wrongdoing and promote honest and ethical conduct, full, fair and accurate disclosure, compliance with laws, prompt internal reporting and accountability to adherence to the Code of Ethics. The code applies to every officer, director and employee of the Company. The Code of Ethics was filed with the Commission as an Exhibit to the Company’s Form 10-QSB for the period ended March 31, 2003.

Shareholder Communications

The Company does not currently have a formal process for shareholders to send communications to the Board of Directors. However, in practice, all shareholder communications are routinely shared with the Board members. It is expected that the Company will adopt a formal process prior to the next meeting of the Company’s stockholders

DIRECTOR AND OFFICER COMPENSATION

The following Executive Compensation Chart highlights the compensation for the persons who served as TCI’s principal executive officer and principal financial officer during TCI’s last completed fiscal year (the “Named Executive Officers”). No other executive officers received salary and bonus in excess of $100,000.

Summary Compensation Table

The following table sets forth the total compensation earned by or paid to the Named Executive Officers for the last two fiscal years.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Sholeh Hamedani,	2006	$180,000	(1)	$0	$0	$0	$0	$0	$180,000
Former CEO and CFO (2)	2007	144,194	(1)	$0	$0	$0	$0	$0	$144,194
Richard J. Lewis, III, CEO and CFO as of 2007 year end (3)	2007	$0		$0	$0	$0	$0	$0	$0

(1) The officer’s salary was accrued but has not been paid through the date of this report.

(2) Ms. Hamedani resigned as Chief Executive Officer and Chief Financial Officer as of October 19, 2007.

(3) Mr. Lewis was appointed Chief Executive Officer and Chief Financial Officer as of October 19, 2007.

Outstanding Equity Awards at December 31, 2007

None of the Named Executive Officers had any outstanding equity award holdings at fiscal year end.

Compensation Narrative

All decisions regarding compensation for TCI’s executive officers and executive compensation programs are reviewed, discussed, and approved by the Board of Directors. All compensation decisions are determined following a detailed review and assessment of external competitive data, the individual’s contributions to our success, any significant changes in role or responsibility, and internal equity of pay relationships.

The Company does not maintain a written employment agreement with Richard Lewis. Mr. Lewis serves on an at-will basis at the pleasure and discretion of the Board of Directors of the Company.

Compensation of Directors

The following table sets for the compensation of the Company’s directors for the Company’s 2007 fiscal year:

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Comp-ensation ($)	Total ($)
Jamshid Ghosseiri(1)	$0	$0	$10,125	$0	$0	$0	$10,125
Tyler Wheeler(2)	$0	$0	$10,125	$0	$0	$0	$10,125
Roger Campos, Esq.(1)	$0	$0	$10,125	$0	$0	$0	$10,125
Sholeh Hamedani	$0	$0	$0	$0	$0	$0	$0

(1) The director is entitled to purchase an aggregate of 125,000 shares of the Company’s common stock pursuant to an option grant which was made to the director under the Company’s 2007 Equity Incentive Plan on April 30, 2007 with an exercise price of $0.10 and which is outstanding and fully exercisable as of the fiscal year end.

(2) The director is entitled to purchase an aggregate of 1,125,000 shares of the Company’s common stock pursuant to option awards granted to the director outstanding as of the fiscal year end. The director is entitled to purchase 125,000 of these shares pursuant to an option grant which was made to the director under the Company’s 2007 Equity Incentive Plan on April 30, 2007 with an exercise price of $0.10 and which is outstanding and fully exercisable as of the fiscal year end.

The Company is not under any obligation to provide any compensation to directors, except for reimbursement of their reasonable expenses incurred in attending directors’ meetings.

NEW DIRECTORS

The Control Agreement provides that upon expiration of the Rule 14f-1 Period, the resignations of the current Board will take effect and the appointment of the following persons to the Board will take effect. Mr. Lewis will remain Chief Executive Officer, Chief Financial Officer, Secretary and a director. Each person listed below will be an independent director upon the effective date of their appointment to the Board as defined by NASDAQ.

Name	Age	Position
Ronald Bender	52	Director
Richard Kwiecinski	58	Director

Ronald Bender has agreed to be a Board Member of The Children’s Internet. For the past 15 years, Mr. Bender has owned and operated a mid-sized construction company in California that specializes in erosion control. In 2005, Mr. Bender became affiliated with and is one of the main benefactors of the largest privately owned children’s paleontological museum in the world. Mr. Bender is also involved in several other philanthropic endeavors including providing educational opportunities to orphaned children in Brazil.

Richard Kwiecinski has agreed to be a Board Member of The Children’s Internet. From 1978 to 1983, Mr. Kwiecinski was a partner in Brut Commodities, where he personally managed the investing and trading for over 100 client accounts. From 1983 to 1992, he was Regional Manager for Mr. Builder, where he was responsible for over 65 franchises. From 2002 to 2005, he was Unit Director for Hamco, where he oversaw the marketing for all Hamco stores. From 2005 to 2007, he was Sales Executive for Micro Systems, where he initiated strategic plans within the various divisions of Micro Systems to achieve profitability and growth. Since 2007, Mr. Kwiecinski has been involved in a number of business ventures, including most recently as a promoter and sales director with Great Ideas Promotions, Inc. Mr. Kwiecinski graduated from the University of Illinois with a degree in Business Finance in 1972.

Executive and Director Compensation. There are no agreements or arrangements currently in place as to executive or Board compensation following the Rule 14f-1 Period. The new Board will consider these matters in due course after assuming office.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding TCI’s common stock beneficially owned on November 1, 2008, for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, (iii) all executive officers and directors as a group and (iv) each director nominee. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of TCI’s knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Statement, there are not any pending or anticipated arrangements that may cause a change in control of TCI. At November 1, 2005, there were 31,373,738 shares of Common Stock outstanding (including 14,040,988 non-voting Shadrack Shares now held in a brokerage account pursuant to the Final Judgment and 4,500,000 shares held in an escrow account to secure the obligations of the parties under the DSPA. For purposes of this table, we have calculated the percentages pursuant to the rules of the Commission and based on 12,832,750 shares of Common Stock entitled to vote on any matter brought before the stockholders.

Name	Number of Shares Beneficially Owned	Percent of Shares
Jamshid Ghosseiri (Director)	125,000(1)	1.0%
Roger Campos (Director)	125,000 (1)	1.0%
Tyler Wheeler (Director)	1,125,000 (1)	8.1%
Richard J. Lewis III (Director, Chief Executive Officer, Chief Financial Officer, Secretary)	1,000 (2)	*
All current directors and executive officers as a group	1,376,000 (1)	9.7%
Two Dog Net, Inc.	18,000,000 (1)	58.4%
Ronald Bender (Director nominee)	575,235 (3)	4.5%
Richard Kwiecinski (Director nominee)	331,386 (3)	2.6%

*	Less than 1%.
(1)	Shares subject to options exercisable within 60 days of November 1, 2008
(2)	Shares held by TCIH. Mr. Lewis is the Managing Member of TCIH
(3)	Shares purchased on open market prior to nomination as director

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 TCI currently has no formal policy for approval of proposed related party transactions and approaches each such situation on an ad hoc basis. Any such transaction concerning a member of the Board of Directors must be approved by a majority of the disinterested directors after full disclosure.

Two Dog Net, Inc.

On September 10, 2002, TCI entered into the Licensing Agreement with TDN. This Licensing Agreement gave TCI the exclusive worldwide right to market, sell, and distribute The Children’s Internet® service and wholesale dial-up Internet service as owned by TDN. TCI agreed to pay TDN a per user charge of $3.00 per month for each subscriber accessing The Children’s Internet® service. In February 2005, TCI amended the Licensing Agreement reducing the per user charge from $3.00 to $1.00 paid per month.. In consideration for this decrease, on February 15, 2005, TCI granted TDN, or its designees an option (referred to herein as the TDN Option) to acquire up to 18,000,000 post-split shares of our restricted common stock at a price of $0.07 per share, exercisable in whole or in part at any time for five years from the date of grant. The TDN Option also provides for “piggy back’ registration rights for all shares underlying the TDN Option on any registration statement filed by the Company for a period of one year following any exercise of the TDN Option. The Licensing Agreement expires in 2013

The Children’s Internet Holding Company, LLC & Richard J. Lewis, III

On June 15, 2007, TCI entered into an Interim Stock Purchase Agreement (“ISPA”) with TCIH and Shadrack pursuant to which, TCIH, subject to certain conditions, agreed to purchase from the Company a total of 120 million authorized but unissued shares of the Company’s common stock, and from Shadrack an additional 10 million shares of the Company’s common stock. On October 19, 2007, the Company and TCIH entered into the Definitive Stock Purchase Agreement (the “DSPA”) under which TCIH agreed, subject to certain conditions, to purchase 120 million newly issued shares of the Company’s common stock for $7.5 million from the Company and 8,040,988 shares of the Company’s common stock from Shadrack for $500,000. The DSPA was amended five separate times and later terminated. Additional details regarding the DSPA and the amendments thereto can be found in the Company’s Form 8-K’s filed on October 25, 2007, December 12, 2007, February 12, 2008, March 6, 2008, and March 21, 2008.

On October 29, 2008, TCI, TCIH  and TCI’s individual directors entered into the Control Agreement described above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires TCI’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of TCI’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of TCI’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of TCI’s common stock are required by SEC regulations to furnish TCI with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to TCI, or written representations that no reports were required, TCI believes that for the fiscal year ended December 31, 2007 and all prior fiscal years, beneficial owners complied with the Section 16(a) filing requirements applicable to them.

Exceptions to Section 16(a) Reporting Compliance: None of Messrs. Wheeler, Ghosseiri or Campos timely filed a Form 3 upon their appointment as directors and none of such persons filed a Form 5 reporting the grant of options to the Board in 2007.

SIGNATURE

In accordance with Rule 14f-1 under the Exchange Act, the Registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

The Children’s Internet, Inc.
(Registrant)

By: /s/ Richard J. Lewis III
Name: Richard J. Lewis III Title: Chief Executive Officer

Dated: November 6, 2008